SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34893; File No. 812-15364

Silver Point Specialty Lending Fund, et al.

April 24, 2023

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of application for an order ("Order") under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to amend a previous order granted by the Commission that permits certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: SILVER POINT SPECIALTY LENDING FUND; SILVER POINT SPECIALTY CREDIT FUND MANAGEMENT, LLC; SILVER POINT CAPITAL FUND, L.P.; SILVER POINT CAPITAL OFFSHORE FUND, LTD.; SILVER POINT CAPITAL OFFSHORE MASTER FUND, L.P.; SILVER POINT CAPITAL, L.P.; SILVER POINT DISTRESSED OPPORTUNITIES FUND, L.P.; SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE MASTER FUND, L.P.; SILVER POINT DISTRESSED OPPORTUNITIES OFFSHORE FUND, L.P.; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS (OFFSHORE), L.P.; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS, L.P.; SILVER POINT DISTRESSED OPPORTUNITY

INSTITUTIONAL PARTNERS MASTER FUND (OFFSHORE), L.P.; SILVER POINT DISTRESSED OPPORTUNITIES MANAGEMENT, LLC; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II (OFFSHORE), L.P.; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II, L.P.; SP DISTRESSED OPPORTUNITY IP II INTERMEDIATE, L.P.; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND (OFFSHORE), L.P.; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MASTER FUND, L.P.; SILVER POINT DISTRESSED OPPORTUNITY INSTITUTIONAL PARTNERS II MANAGEMENT, LLC; SILVER POINT SELECT OPPORTUNITIES FUND A, L.P.; SILVER POINT SPECIALTY CREDIT FUND II, L.P.; SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE), L.P.; SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) B, L.P.; SILVER POINT SPECIALTY CREDIT FUND II (OFFSHORE) C, L.P.; SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND (OFFSHORE), L.P.; SILVER POINT SPECIALTY CREDIT FUND II MINI-MASTER FUND, L.P.; SILVER POINT SPECIALTY CREDIT FUND II MANAGEMENT, LLC; SILVER POINT SPECIALTY CREDIT SILVER STAR FUND, L.P.; SILVER POINT SPECIALTY CREDIT SILVER STAR FUND MANAGEMENT, LLC; SILVER POINT LOAN FUNDING, LLC; SILVER POINT LOAN FUNDING MANAGEMENT, LLC; SILVER POINT SPECIALTY CREDIT FUND III (OFFSHORE), L.P.; SILVER POINT SPECIALTY CREDIT FUND III MANAGEMENT, LLC; SILVER POINT SPECIALTY CREDIT FUND III, L.P.; SILVER POINT SPECIALTY CREDIT III MASTER FUND (OFFSHORE), L.P.; SILVER POINT SPECIALTY CREDIT III MASTER FUND, L.P.; SILVER POINT RR MANAGER, L.P.; SILVER POINT CLO 1, LTD.; SILVER POINT CLO 2, LTD.

Filing Dates: The application was filed on July 1, 2022, and amended on October 25, 2022 and March 10, 2023.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below.   Hearing requests should be received by the Commission by 5:30 p.m. on May 19, 2023, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: Michael Hoffman, Skadden, Arps, Slate, Meagher & Flom LLP, at Michael.Hoffman@skadden.com.

FOR FURTHER INFORMATION CONTACT: Jennifer O. Palmer, Senior Counsel, or Terri G. Jordan, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' second amended and restated application, dated March 10, 2023, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field, on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the

SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary